AUBURN NATIONAL BANCORPORATION, INC. AND SUBSIDIARIES

EXHIBIT 21.1 - SUBSIDIARIES

DIRECT SUBSIDIARIES	JURISDICTION OF INCORPORATION

AuburnBank	Alabama

Auburn National Bancorporation Capital Trust I	Alabama

INDIRECT SUBSIDIARIES

Banc of Auburn, Inc.	Alabama

Auburn Mortgage Corporation	Alabama